UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2023

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐     No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: August 14, 2023

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Website: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

Camtek Releases its First Environmental Social and Governance (ESG) Report

MIGDAL HAEMEK, Israel – August 14, 2023 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that it has published its first Environmental, Social, and Governance (ESG) Report. The report demonstrates Camtek’s commitment to sustainability, responsible business practices and transparent disclosure of its ESG performance. The report was prepared in accordance with the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) guidelines.

Rafi Amit, Chief Executive Officer, commented, “I am pleased to introduce Camtek’s environmental, social and governance (ESG) report. This is our first publication on ESG-related topics and is an important milestone report.”

“Global demand for semiconductors has a strong long-term growth trend, driven by continued demand for smartphones, smart cars, IoT, cloud computing as well as emerging technologies such as Artificial Intelligence (AI). We strongly believe that in the face of such demand and the associated environmental and social impact that companies that address such demand have, there is a need for all participants to take meaningful steps towards sustainability.”

Continued Mr. Amit: “For us, social responsibility and strong corporate governance have been pillars of our business since our inception. With the publication of this report, we further demonstrate our commitment to sustainability. We look forward to continually sharing our progress with our stakeholders on all ESG-related activities.”

Camtek's ESG report is available for download on the company's website (https://camtek.b-cdn.net/wp-content/uploads/ESG-Report_2022.pdf).

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection systems for Heterogenous Integration, Advanced Packaging, Memory, Compound Semiconductors, CMOS Image Sensors, MEMS, RF, Power and other segments in the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at www.camtek.com
This press release contains statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Camtek Ltd. (“we,” “us” and “our”). Forward-looking statements include our expectations regarding global demand for semiconductors and can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including as a result of formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies,  which can be made without prior notice, and our ability to effectively address such changes and their impact on the markets we serve; the impact of the war in Ukraine, the rising inflation, rising interest rates, volatile exchange rates and commodities’ prices; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.

Any forward-looking statements in this press release or in the ESG report represent Camtek’s views only as of their respective dates and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.